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                           ANNOUNCEMENT TO THE MARKET

       ITAUSA - INVESTIMENTOS ITAU S.A.   BANCO ITAU HOLDING FINANCEIRA S.A.

       Itau Holding and Itausa are chosen for inclusion in the Dow Jones
               Sustainability World Index (DJSI World) 2003/2004

       o Itau Holding: for the 4th consecutive time; the only Latin American Bank included in the index;
       o  Itausa: first-time recognition.


Banco Itau Holding Financeira S.A. and Itausa - Investimentos Itau S.A. are pleased to announce that they have been selected to comprise the Dow Jones Sustainability World Index (DJSI World), together with 315 other companies from throughout the world. The selected companies have a market capitalization of approximately US$ 5.6 trillion.

Since it was established in January 1999, the DJSI has become an important benchmark for foreign fund management institutions. Such institutions base their operations the DJSI performance to make their investment decisions and to offer diversified products to their customers by using as a guideline the stocks of the DJSI companies, which are committed to social, environmental and cultural development. From September 2002 to August 2003, the DJSI appreciated by 23.1% in US dollars, exceeding the appreciation of the Dow Jones Global Index and the MSCI World.

The DJSI selects companies with recognized corporate sustainability, capable of creating long-term shareholder value through the maximizing of opportunities as well as the management of risks associated to economic, environmental and social factors. In other words, the index takes into account those companies which not only focus on financial performance, but also principally on the quality of management, thus incorporating economic value with transparency, corporate governance and social responsibility as a means of achieving long-term sustainability.


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The index is reviewed annually based on questionnaires sent to the companies and also on publicly available information published in annual reports and investor relations websites. The survey covered the 2,500 largest companies by market value included in the Dow Jones Global Index, and representing 60 industrial sectors in 34 countries. Only the best 10% classified in the sustainability ranking from each industrial sector were selected for inclusion in the index based on more than 30 items relating to the companies' economic, social and environmental performance. The survey and selection processes are audited by PricewaterhouseCoopers.

Itau Holding has been a component of the DJSI since the latter's creation in 1999. The company was chosen for the 4th consecutive time following the 2003/2004 review, becoming the only Latin American bank to feature in the list. Investor Relations Practices is one of the items highlighted among the more than 30 analyzed. Itau Holding's Investor Relations area received the highest score for the banking sector anywhere in the world, being elected the best among the 27 global banks that comprise the DJSI.

Itausa was selected for inclusion in the index, the first time the holding company has been recognized in such a way.

We also wish to extend our congratulations to the only two other Brazilian companies chosen to comprise the index: Embraer and CEMIG.

The Itau Group is honored to have been chosen once again to be part of such a select group, recognition of our effective commitment to the creation of value for our thousands of shareholders in Brazil and overseas.

                          Sao Paulo, September 4, 2003

Alfredo Egydio Setubal                       Henri Penchas
Investor Relations Director                  Investor Relations Director
Banco Itau Holding Financeira S.A.           Itausa - Investimentos Itau S.A.